November 22, 2013

Managers Investment Group LLC

800 Connecticut Avenue

Norwalk, CT 06854

Re:	CFTC Harmonization Rules

Dear Sir/Madam:

We refer to the Custody Agreements, Fund Accounting Agreements and Transfer Agent Agreements currently in effect by and between The Bank of New York Mellon, and/or its affiliate BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”), and the following: The Managers Funds, Managers Funds I and Managers Funds II (collectively, the “Agreement”) for the funds identified on Exhibit A attached hereto (collectively, the “Fund”).

The Fund’s adviser has registered as a commodity pool operator (“CPO”) with the Commodity Futures Trading Commission (“CFTC”) with respect to its management of the Fund. As a registered CPO, the Fund’s adviser is subject to CFTC regulations, including regulations regarding recordkeeping (“Recordkeeping Rules”). Pursuant to recent amendments adopted by the CFTC to the Recordkeeping Rules, in order for BNY Mellon to continue to maintain Fund records, the Recordkeeping Rules require an acknowledgement of, and BNY Mellon hereby affirms, the following:

(i)	BNY Mellon acknowledges that the Fund and the Fund’s adviser intend that BNY Mellon maintain certain required Fund books and records;

(ii)	BNY Mellon shall keep and maintain certain Fund books and records required in accordance with CFTC Regulation 1.31 as further discussed below; and

(iii)	BNY Mellon agrees to keep such required Fund books and records open to inspection by any representative of the CFTC, the National Futures Association (“NFA”), or the United States Department of Justice in accordance with CFTC Regulation 1.31.

Please note, the specific sub-sections of the Recordkeeping Rules to which this acknowledgment of BNY Mellon shall apply are set forth on Exhibit A for each fund identified.

The full application of CFTC Regulation 1.31 in the context contemplated by this letter is not clear at this time. The books and records of the Fund are currently maintained in accordance with the applicable rules and regulations under the Investment Company Act of 1940. BNY Mellon will endeavor to clarify the requirements of CFTC Regulation 1.31 with the CFTC as warranted and shall apply changes to how Fund books and records are currently maintained upon the mutual agreement of the parties to the Agreement.

BNY Mellon hereby agrees that the Fund’s adviser may file this letter with the NFA as required by CFTC Regulation 4.23(c)(2).

Please do not hesitate to contact Wayne Weaver with any questions or concerns regarding the subject matter discussed above. We appreciate your confidence in engaging us to provide this important service.

Very truly yours,

Wayne D. Weaver

EXHIBIT A

Fund Name	§ 4.23 Recordkeeping; Applicable Sub-Sections
Managers AMG FQ Global Essentials Fund	(a)(1)(2)(4)(5)(6) and (8)
Managers AMG FQ Global Alternatives Fund	(a)(1)(2)(4)(5)(6) and (8)
Managers AMG FQ U.S. Equity Fund	(a)(1)(2)(4)(5)(6) and (8)
Managers PIMCO Bond Fund	(a)(1)(2)(4)(5)(6) and (8)
Managers Global Income Opportunity Fund	(a)(1)(2)(4)(5)(6) and (8)
Managers Short Duration Government Fund	(a)(1)(2)(4)(5)(6) and (8)
Managers Intermediate Duration Government Fund	(a)(1)(2)(4)(5)(6) and (8)